NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

Filed by Taylor Morrison Home Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: William Lyon Homes
(Commission File No. 001-31625)
THOMSON REUTERS
EDITED TRANSCRIPT
Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

EVENT DATE/TIME: NOVEMBER 06, 2019 / 1:30PM GMT

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

CORPORATE PARTICIPANTS

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Jason Lenderman Taylor Morrison Home Corporation - VP of IR, Treasury and FP&A
Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
CONFERENCE  CALL PARTICIPANTS

Alex Barrón Housing Research Center, LLC - Founder and Senior Research Analyst
Carl Edwin Reichardt BTIG, LLC, Research Division - MD & Homebuilding Analyst
Ivy Lynne Zelman Zelman & Associates LLC - CEO and Principal
Jay McCanless Wedbush Securities Inc., Research Division - SVP of Equity Research
Matthew Adrien Bouley Barclays Bank PLC, Research Division - VP
Michael Glaser Dahl RBC Capital Markets, Research Division - MD of U.S. Homebuilders & Building Products
Michael Jason Rehaut JP Morgan Chase & Co, Research Division - Senior Analyst
Soham Jairaj Bhonsle Susquehanna Financial Group, LLLP, Research Division - Associate
Truman Andrew Patterson Wells Fargo Securities, LLC, Research Division - Associate Analyst
PRESENTATION

Operator
Good morning, and thank you for joining Taylor Morrison's conference call to discuss the acquisition of William Lyon Homes. (Operator Instructions) As a reminder, this conference call is being  recorded.

I would now like to turn the call over to Jason Lenderman, Vice President, Investor Relations and Treasury. Thank you. Please go ahead.

Jason Lenderman Taylor Morrison Home Corporation - VP of IR, Treasury and FP&A

Thank you. Welcome, everyone, and thank you for joining our conference call this morning. Today, we will be discussing the company's intent to acquire William Lyon Homes, which was announced by a press release earlier this morning. With me is Sheryl Palmer, Chairman and Chief Executive Officer; and Dave Cone, Executive Vice President and Chief Financial Officer. As part of today's conference call, Sheryl and Dave will reference a slide presentation that will provide key highlights about today's announcement before opening the call   for questions. Today's presentation can be found on the Investor page of the Taylor Morrison website.

Before I turn the call over to Sheryl, let me remind you that today's call, including the question-and-answer session, includes forward-looking statements that are subject to the safe harbor statement for forward-looking information that you will find in today's news release. These statements reflect the current views of Taylor Morrison management and are subject to risks and uncertainties that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those factors identified in the release and in our filings with the Securities and Exchange Commission, and we do not  undertake any obligation to update our forward-looking statements.

With that, let me turn the call over to Sheryl.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Thank you, Jason, and good morning, everyone, and thank you for joining us. Today is a historic day for Taylor Morrison, and I'm thrilled to be with you to share more about our intent to acquire William Lyon Homes, one of the nation's largest homebuilders in the Western United States. This strategic combination creates the nation's fifth largest homebuilder based on the last 12 months of closings and  firmly places us in a top 5 position in 16 of our combined 23 markets with entry into 3 new markets: Seattle, Portland and Las Vegas.

With the exit of our equity sponsors in early 2018, we outlined our strategic priorities as a fully floated company. First of them being smart and meaningful growth, along with diversification across price points and consumer segments in the top U.S. housing market. And with more than one year under our belt since the AV Homes acquisition, this is the next transformative step in that journey. But make no mistake, this isn't just about being bigger. Taylor Morrison, combined with the rich legacy, reputation, solid land positions and experience the William Lyon team members bring to the equation, make us a stronger, better organization for the long term.

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

As outlined in our press release this morning and as shown on Slide 4, we have agreed to acquire William Lyon Homes for per share consideration of $2.50 in cash and 0.80 shares of Taylor Morrison common stock, implying a company value for William Lyon Homes of $2.4 billion, including assumption of debt, yielding an attractive purchase price multiple of about 1x book. The transaction consideration mix consists of approximately 90% Taylor Morrison stock and 10% cash. The Lyon family shareholders have agreed to vote their 42%  voting interest in favor of this transaction. As a result, Taylor Morrison shareholders will own approximately 77% of the combined company, while William Lyons shareholders will own approximately  23%.

This transaction, which is subject to customary closing conditions, including an affirmative vote of shareholders from both parties,  provide significant opportunities to drive shareholder value through cost synergies and operational efficiencies once combined. Upon closing, likely in the latter part of the first quarter or early in the second quarter, we anticipate an annual run rate of $80 million in synergies, of which we'll recognize a considerable portion in the first year following the acquisition. We expect the synergies to offset the initial dilution, excluding onetime costs, while enhancing profitability and returns in line with our large-cap peers.

On a pro forma basis, the combined company would have generated more than $6.7 billion in revenue, as shown on Slide 5, with more than 14,200 closings based on the [last] 12 months. We anticipate our ASP will be relatively flat, and our average community count would be approximately 460, up from our 346, with about 83,000 lots owned and controlled, improving our lots controlled from roughly 19% as of September 30 to about 25% on a pro forma  basis.

Before I take a deep dive into the strategic merits of the transaction, I thought I'd take a moment to reflect back on the past few years, which I think strongly illustrates our ability to complete this transaction and become a larger, more profitable and effective company for the long term, as demonstrated by our unwavering commitment to smart growth, given our disciplined but aggressive acquisition strategy, recognizing the benefits from scale, driving up our top line and enhancing our bottom line earnings.

As many of you know, our company is rich in decades of history, but as shown on Slide 6, our real growth began 6 years ago in 2013, when our IPO represented the largest in homebuilding history. That you're signaled the first of several strategic acquisitions, beginning with the addition of our Darling Homes brand in the Houston and Dallas markets. Then in 2015, we sold our Canadian operations and embarked on 2 acquisitions, JEH Homes and Orleans Homes, bringing Taylor Morrison into 4 new markets. A few months later, we deepened our market share in Atlanta by acquiring Acadia Homes. All of these deals positioned us for our first acquisition of a publicly traded builder, AV Homes, in 2018, which expanded our presence in Orlando, Phoenix, Charlotte, Raleigh and Dallas-Fort Worth and marked our entry into Jacksonville.

I'm looking forward to leading this combined organization, and we are already deep in the evaluation process with executive and regional leadership and will shortly begin with the division management teams as well. We look forward to welcoming many of the skilled and  highly tenured team members from William Lyon to the Taylor Morrison family.

From a governance perspective, we will expand our current Board of Directors from 7 to 9, adding 2 Board members from the current William Lyon Board. In fact, we're very pleased to share that William H. Lyon, their current Chairman, has agreed to join the Board of the combined company and is eager to play an impactful role in the larger company's future success. This transaction demonstrates our belief in the strength of William Lyon's current positions and offerings and solidifies our positive outlook from the sector overall.

As shared in our most recent earnings call, we believe the housing market has a long run ahead of it with a significantly constrained lot supply across the U.S. and anemic new and existing inventory in most markets. The good news is we are just now seeing the strength of the favorable demographic tailwinds, particularly the aging millennial population, just beginning to enjoy homeownership. Consumers are feeling better than ever about their income, their personal balance sheets, the current interest rate environment and the economy as a whole. We see new orders closings and margins continuing to be in line with or above expectations. In fact, our October 2019 sales  were up more than 40% year-over-year with a pace of $2.5 million. This positive outlook, combined with an attractive acquisition price, provided the unique opportunity to gain increased local scale within 6 of our major markets, while establishing Taylor Morrison in the Pacific Northwest and Nevada, as illustrated on Page  8.

To illustrate just how significantly this deal will impact our local scale, I'll provide a bit more color, which can also be found on slides 9

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

and 10. Let's begin with the new William Lyon markets, where they hold the #3 market share position in Seattle, #2 in Portland and #12 in Las Vegas. We've had our eye on Washington and Oregon for some time now and knew that the entrance into these markets would depend solely on finding the right opportunity at the right time and at the right price, which is precisely what this is. Our view has always been that the best time to enter a new market is after they've reset, which is what we've seen in both Seattle and Portland over the last 12 months, confirming our belief that the timing of this deal works keenly in our favor.

Turning to Las Vegas. This market continues to be very strong with increasing demand for entry-level product and one that's been missing from our portfolio. As many of you know, it's a market I'm very familiar with after spending many years of my career there, and I'm delighted to bring the Taylor Morrison brand to Las Vegas.

Turning to our combined markets. In Phoenix, with the increase in community count and consumer research -- reach, excuse me, we expect around 2,200 closings for the market on a pro forma basis, an increase from an anticipated 1,450 closings in 2019, ensuring a top 3 position in the market.

In Southern California, we'll secure a top 3 position in L.A. and Orange County and #5 in Riverside and the Inland Empire. What's most exciting about the added volume in Southern California is that it gives Taylor Morris the opportunity to expand our scale into the Inland Empire and adds more entry-level price  points.

Turning to the Bay. The acquisition is projected to increase closings in the area by approximately 40% in key submarkets that complement our existing portfolio, ultimately moving us from #9 to #4. In many cases, this additional volume will be generated with product and pricing that will attract buyers that have been priced out of many of the other core Bay area submarkets.

William Lyon's recent entrance into the Houston market will bring strong value to our expansive Taylor Morrison land portfolio in the market as their early assets in a highly desirable core locations. In Austin, it will take us from the eighth position to the fifth and will add  to our core locations as well as diversify us into emerging markets, adding several entry-level communities and product lines to the business.

And in Denver, we will become a significant player moving from 14th to third, where the improved scale will be invaluable in securing key land positions in a very lot-constrained market, where entitlement and development time lines have been steadily growing and will allow us to drive greater operational efficiencies.

The added scale into each of these markets will reduce cycle times, enhancing our inventory turns and allow for greater leverage in all areas of our P&L. All said, this deal will move Taylor Morrison into the top 3 or greater position in 6 of the 9 overlapping new markets.

As we look to their product mix and consumer segments, which is illustrated on Slide 11, it's important to first acknowledge the depth of William Lyon's entry-level buyer group, which represents nearly 54% of their closings. Following our AV Homes transaction, which greatly expanded our entry-level offerings, we're thrilled to continue to improve our reach for this important buyer segment. After completing this transaction and with a key focus on quality and core locations, we'll increase our current makeup of entry-level buyers by 1/3.

While William Lyon primarily serves entry-level and first-time move-up buyers, they also have a growing active adult business, all of which fits squarely within our wheelhouse. Ultimately, this expands our offerings and allows us to provide more affordable options to customers and markets where there's a strong demand. Our product and customer segmentation are different enough to allow us to serve more buyers without competing with our current operations. Great example is our Denver business, where Taylor Morrison has been successfully serving the active adult and move-up buyer, and William Lyon has been delivering tremendous sales paces through its high-density affordable product lineup. We expect that the combined business will create tremendous opportunity through a well-rounded complementary product catalog on a highly efficient business platform.

When we look to their active adult focus, which is concentrated in Southern California, Arizona, Nevada and Washington, we believe it balances our predominant weight of active lifestyle communities in the east and feel it's a natural complement to our consumer barbell

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

strategy that we've been talking about for some time now. Similar to our added AV active adult holdings, William Lyon's 55-plus lifestyle communities tend to also serve the more affordable consumers, yet, again, adding to and balancing the Taylor Morrison suite of offerings.

All in all, their strong presence across the Pacific Northwest, West and Central areas is a true complement to our current footprint, resulting in a balanced national platform positioned for continued success. The concentrated scale across existing markets and product types will enable the highest levels of efficiency and effectiveness, allowing Taylor Morrison greater leverage in a constrained land and labor environment. As we were able to quickly prove out the added scale with AV, that combination put us in a better position to capture efficiency with the local trades, along with our national purchasing power, ultimately increasing our synergies and efficiencies above our original estimations. Following today's announcement, we'll continue to work to identify added local, regional and national synergies to take advantage of.

This morning, you likely received the press release from William Lyon announcing their third quarter results. As we've been working through this deal, we've had a skilled team in place running a thorough due diligence process, which included a review of every asset within their portfolio, along with a deep dive on many of their largest land holdings. Our review was enhanced due to their cooperation and transparency, and based on our due diligence, William Lyon's third quarter performance was in line with our expectations.

Over the course of our journey for smart, meaningful growth, we have built up an institutional muscle for M&A. They say the hardest part of any deal is the integration not the acquisition, and we do believe this to be true. We get better at integrating teams and systems each time taking lessons learned from the last acquisition into the next and having the humility needed to reflect on areas where we can improve.

When I think about our many milestones, I'm so proud. I'm proud of our growing business from roughly 47 homes in 2013 to more than 14,200 homes on a pro forma basis with this deal, proud of growing our tremendously talented employee base with every step and proud of becoming an industry-leading consolidator. William Lyon will represent our sixth acquisition in 7 years. And as the slide shows, it will be our largest yet, and we are ready for it.

Every step our organization has taken in the past few years has prepared us for this day, the announcement of a transformational transaction, representing the culmination of a multiyear strategy to build a large scale, best-in-class organization focused on maximizing shareholder value at every turn, while creating a reputation of quality construction and holdings with an unparalleled customer experience.

And with that, let me turn the call over to Dave for the transaction  details.

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Thank you, Sheryl. Looking at Slide 12 of today's presentation, you'll see a summary of the significant value creation generated from this transaction. On an annualized basis, we expect to deliver at least $80 million in total cost synergies. This will be driven by savings in multiple areas, including but not limited to, overhead optimization, local and national purchasing leverage and combined offerings in financial services to include Taylor Morrison Home funding, Inspired Title and our Taylor Morrison Insurance Services. We anticipate achieving an annualized synergy run rate within 12 to 18 months from close, providing for significant EPS accretion in the out   years.

On an adjusted homebuilding margin basis, excluding capitalized interest, William Lyon will be accretive and that would generate a pro forma rate of over 20% on a combined business. This does assume a portion of the $80 million in estimated synergies running through the margin line, which is consistent with what we've seen since our AV acquisition last year.

Similarly, with the adjusted EBITDA margin, William Lyon will be accretive to the combined business, and once we factor in the projected synergies for that metric, it would be at least 11% on a pro forma basis. The projected goodwill from this transaction will be approximately $300 million, which equates to around 12% and is relatively in line with other meaningful transactions in the industry.

As Sheryl mentioned earlier, total home sites owned and controlled for the combined business would be about 83,000 and the percent

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

of controlled lots would be around 25%, which represents an increase from the Taylor Morrison current levels. As discussed over the past many quarters, this continues to be a focus. The consolidated backlog would be more than $3 billion, an increase of approximately 25% from the current levels at Taylor Morrison.

As seen on Slides 13 and 14, we further illustrated the financial benefits of this transaction with our pro forma closings moving us into the top 5 position. And as you can see, both our pretax margin and return on equity will be accretive with this deal.

On Slide 15, you'll see the pro forma capitalization summary. We'll use cash on hand to fund the cash portion of this transaction and use the revolver where needed to fund ongoing working capital needs. From a leverage standpoint, Taylor Morrison intends to assume the homebuilding debt on the William Lyon balance sheet, which includes approximately $1.1 billion in senior notes. We anticipate this to be  a credit positive event for existing William Lyon bondholders based on Taylor Morrison's credit ratings and the increased scale of the combined company.

The combined company will opportunistically access the debt markets to strengthen the balance sheet by taking advantage of the rate environment when it makes sense, as we have done so in the past. We're projecting the pro forma net debt to capitalization ratio to be about 50%, and as we've said in the past, we'd be willing to go to 50% for the right strategic acquisition. And we've also said we'd work down to below 50% within 12 months of closing, and we anticipate being in the mid-40% range in 2021.

At the current valuation levels, we typically would be repurchasing stock. But given today's announcement during the pendency of the transaction, we are restricted from repurchasing our stock at this time. At the close of this transaction, we intend to seek a share repurchase authorization from our Board.

From a liquidity perspective, we're currently evaluating the combined company's need for increasing capacity on our revolving credit facility which, as you recall, is something we did when acquiring AV in 2018.

Thanks. And I'll now turn the call back over to Sheryl.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Thanks, Dave. I believe with any combination of this magnitude, a proper understanding of the 2 company cultures and how they'll fit together as one is vital. After spending many months with the William Lyon management team and members of the Lyon family, I can confidently say that the 2 company cultures will align beautifully. At Taylor Morrison, we have put forth a lot of time and energy to create a company culture that we're immensely proud of and widely recognized for, and I'm thrilled to build on that with the William Lyon's values and traditions.

Earlier, I touched on the institutional muscle we've built in regard to M&A. Now I'd like to turn to discussing our expertise when it comes to integration. The acquisition of AV brought with it many learnings that we have been building upon in preparation for today's announcement. First and foremost, during the AV acquisition, we implemented an integration management office, or IMO. This office  was comprised of our President of M&A, our Vice President of Integration and work stream leaders from every overlapping division and every function of our business. With this acquisition, we'll continue the use of our IMO and improve its effectiveness by naming a senior representative from the William Lyon team to join the team as soon as possible. This person will be instrumental leading up to the close  in ensuring that come day 1, all team members are feeling informed, connected and rowing in the same  direction.

Another tool in our integration toolkit is rooted in communications. Following the AV acquisition, we instituted a daily communication vehicle that includes every single team member across the company, gathering with their department or division every morning for 15 minutes. These conversations are centered around discussing the behaviors that keep Taylor Morrison's well-known culture strong, but they also allow us to share important business updates in real-time and provide a wonderful opportunity for teams to discuss key priorities, progress toward goals and projects and wins on a local level. We're excited about how much faster William Lyon team members will feel on-boarded and integrated into one team by participating in our daily huddle with their new colleagues and how effective we'll be at moving through key integration activities.

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

As we look at the integration road map shown on Slide 16, we're laser-focused on a number of key activities between now and the closing in the first quarter. During that time, we will complete our analysis of all potential synergies and finalize our brand and marketing strategy for the new William Lyon assets. We expect to continue the William Lyon Signature series in key communities to pay tribute to the brand General William Lyon has dedicated his life to building. We will complete our review of the brands that have joined the William Lyon family over the years, including Polygon and Ovation and develop a thoughtful strategy and time frame for if, how and when we'll convert these communities to the Taylor Morrison brand.

Before opening the call for questions, I want to reiterate the key takeaways from today's announcement and the significant strategic and financial merits behind it. These include the advantage of increasing our entry-level positioning, the benefits of the increased  concentrated scale in key markets and our commitment to remaining good stewards of our balance sheet, along with our expectation to quickly return to optimal debt levels.

This is an extremely exciting day for Taylor Morrison's shareholders, team members, trade partners and customers, and we feel very good about our future as the nation's fifth largest homebuilder and developer. I'd quickly like to thank the teams who have worked tirelessly   day and night to get us to this day. Thank you to Bill Lyon, Matt Zaist and the rest of the Lyon leadership team. I simply couldn't be more pleased with the quality of people I've met within their organization and can't wait to meet the rest of the teams. And of course, an enormous and heartfelt thank you to the Taylor Morrison team, led by our President of M&A, Louis Steffens. I'm very proud of their work and the depth of the due diligence completed, allowing us to confidently move forward with this transaction and at the right price. Their dedication to our organization and future is unmatched, and I'm internally  grateful.

With that, I'd like to open the call to questions. Operator, please provide our participants with  instructions.

QUESTIONS AND ANSWERS

Operator
(Operator Instructions) Our first question comes from Ivy Zelman from Zelman & Associates.

Ivy Lynne Zelman Zelman & Associates LLC - CEO and  Principal
Congratulations. I appreciate you taking the questions, and a special shout out to Louis. I know who is a big part of what he does every day.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Actually Louis and...

Ivy Lynne Zelman Zelman & Associates LLC - CEO and  Principal
Sheryl, maybe you can help us understand, first, you said you've been with the William Lyon team for months. When did you actually start talking with them? And how much of their -- how many of their DPs throughout the company where there's overlap? Have you made decisions already on who will be retained and unfortunately, who will be taken out with the integration? So I'll stop there, but I have another question.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
No problem. I appreciate it, Ivy. Certainly, I've known the William Lyon team over the years, just like I would know any and all builders, but the conversations around this started in the last few months, and we began a deep dive just a few weeks back or many weeks back. But as you can imagine, these things are kept very, very quiet. And so we had more team members probably working on it on the Taylor Morrison side, but it was kept very quiet within William Lyon.

What I can tell you is there's tremendous talent in both organizations. And we have a playbook about how we identify the best talent for each role. Communication will be a very key part of how we do that, how we go through the interview process. But we have not started

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

Ivy Lynne Zelman Zelman & Associates LLC - CEO and  Principal
Got it. And really one housekeeping or the fact that William Lyon is just actually hired Brian Hale to run the mortgage business and to have an integrated mortgage operation. I'm assuming they'll be moving to your mortgage funding through your organization. Is that correct assumption?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. We -- Tawn Kelly, who you know, leads our mortgage of financial services operation, has just been able to make contact with Brian over the last 48 hours, and we'll start that process. And yes, we will talk through an integration plan under Taylor Morrison Home Funding similar to what we'll do on the homebuilding side.

Ivy Lynne Zelman Zelman & Associates LLC - CEO and  Principal
Okay. One last one for me. Looking at scale and opportunities for growth and driving returns, thinking that, obviously, we believe, as   many do that there is real benefits of scale. Can you talk about your returns on equity and capital because that's really what drives the valuation of companies higher multiple expansion? Today, your returns and William Lyon combined with the deal, what's your path? And how quickly can you get to some of the better peer levels? You see yourself getting to a mid- to high-teens return? Or is that something that maybe won't happen for several, if anything, in the next 3 to 5 years because that's how you'll get multiple  expansion?

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Yes. Ivy, it's Dave. It's going to take a couple years. It's really going to come down to, obviously, the synergies and being able to deliver on that. We talked about the $80 million of synergies, which will take us about 12 to 18 months to bring that through the system. And then  the other component that I think is really important is just our ability to generate free cash flow. So on a stand-alone basis, we're generating at least $400 million a year. With this transaction, it's probably going to add another $200 million. And it's about how we put that cash to work, and we put it always towards the best use.

So we'll continue to look at reinvesting back into the business, give consideration to M&A, however, not likely in the near term, given this transaction, but then putting the funds toward delevering the balance sheet and of course, through opportunistic share repurchases as we've done in the past. So I mean, in fact, we've pulled on all these strategies multiple times over the last few years. I think you can  expect this pattern to continue, but scale is going to be kind of the chief architect behind that.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
And Ivy, I would take a page from your scale playbook that you published not too long ago. So I know you understand the importance and how we can really derive significant benefits through that local, regional, national scale. And when I look at these overlapping markets, when I looked at what we can do from an improved cycle time, labor -- in this labor-constrained market, how it can improve inventory turns, these are -- there's not one magic pill here, but all these things at scale will be what makes the difference for us. Certainly, every -- and I think everyone on the call understands that volumes really do matter. And the more we buy, the better our cost, and that's going to help us drive these returns in a much more expeditious fashion.

Operator
Our next question comes from Mike Dahl from RBC Capital Markets.

Michael Glaser Dahl RBC Capital Markets, Research Division - MD of U.S. Homebuilders & Building Products
And congrats on this announcement.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Thank you.

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

Michael Glaser Dahl RBC Capital Markets, Research Division - MD of U.S. Homebuilders & Building Products
I wanted to, I guess, press a little bit on the transaction. And it certainly seems like a reasonable, if not attractive, purchase price multiple by the same token, you're issuing your own stock at close to book value, which we would argue is undervalued already. So just given  you're issuing stock close to book and this still going to take you to a leverage position north of 50%. Talk through just the rationale of    why this was compelling and why now, given where your stock and your balance sheet is?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. I'll just kick it off and then let Dave jump in. But yes, you're looking at our stock today, Mike, or what's the last few days, obviously, this is a long-term strategic partnership. We believe the combination is crucial in the next step of expanding our footprint nationally and creating one of the largest builders. It's never the perfect time, but we believe in the market fundamentals and the runway ahead, as I think I said in my prepared remarks. And I think it's important to look at the diversification of the -- our portfolio across price points, consumers, geographies. If we didn't believe in the runway in the market, obviously, we wouldn't be doing this deal. But Dave, why don't you pick up on transaction?

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Yes. On the leverage side, Mike, I believe we've been pretty transparent that for the right strategic transaction, we'd be willing to hit the 50% mark on the net debt to cap. And we believe through a combination of official capital management, the synergy realization will be below 50% within 12 months of closing. And we anticipate to be in the mid-40% range in 2021. I think we went through something similar with the AV transaction, where the net debt number increased, but we've always been very diligent around managing the balance sheet and I expect that to happen again, and I'm confident we'll be able to work this number down.

Michael Glaser Dahl RBC Capital Markets, Research Division - MD of U.S. Homebuilders & Building Products
Okay. Got it. That's helpful. And my second question, and I understand it's early, but just if you can provide any more detail around a couple things on synergies and purchase accounting. I guess synergies, you listed out a few things that are contributing to the $80 million, but is there any way to quantify kind of what's cost of goods versus the SG&A savings?

And then on the purchase accounting side, I think you had a -- what seemed to be a somewhat unique experience with AVHI, where it was actually a positive contributor given where the legacy margins had been, and I think the margins for William Lyon, on a gross margin basis, have also profiled kind of lower than what we typically view as normal. So any -- given where the purchase price is and where the margins on the legacy Lyon business are, any initial thoughts around how we should be factoring in purchase accounting on margins?

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Sure. Let me hit the synergy one, first. So where we are in the process right now, we're continuing to work on identifying the local, regional and national synergies to take advantage of before we get to closing. I'd say, at this time, we anticipate about 75% of the synergies that come from overhead through a consolidation of our division and corporate operations. Over time, we anticipate that we'll deliver additional savings through efficiencies with local trades and our national purchasing power, and I'll touch more on that in a minute.

But as we said, we expect the synergies to be around $80 million, and it take us 12 to 18 months. I think I said more directly, we hope to deliver something greater than the $80 million, and where you're going to see that is really on kind of the cost and production side. So we do expect to see benefit from national and regional purchasing rebates. We expect those to be enhanced. And we still haven't scratched the surface on a local level. So we anticipate some soft and hard-cost savings throughout the construction process from access  to trades to production cadence. This [business] takes a little bit longer to get through. But I think it's also important to note that some of the market positions being acquired are larger than our existing businesses, so we expect to get gains on both sides.

For purchase accounting, this is currently a core focus for us as we continue through the integration process, Mike. We're going to provide some updates on purchase accounting at the time of closing. But as you said, it's a 1x multiple. We're looking at goodwill around $300 million. So we'll just need to work through that, and we'll be able to give you more detail the next time we're together.

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

Operator
Our next question comes from Michael Rehaut from JPMorgan.

Michael Jason Rehaut JP Morgan Chase & Co, Research Division - Senior Analyst
And congrats on the transaction.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Thanks a lot, Michael.

Michael Jason Rehaut JP Morgan Chase & Co, Research Division - Senior Analyst
First question, I guess, more of a clarification point. And again, appreciate it's early in the process, but Dave, when you were mentioning the 75% of $80 million cost savings from overhead and then 25% from basically rebates and purchasing, I just want to make sure that I understand that correctly, that the 75% is something that would be more in the, let's say, next 6 to 12 months as that's more of a mechanical integration and clear-cut savings and then the 25% is something that would kind of flow into the organization over time through rebates and purchasing power. And then the access to trades and production cadence and that type of thing would be maybe what just drives better efficiencies over a longer period, but not necessarily included in the $80 million. Is that the right way to think about it?

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Yes. It's going to be very similar to how we saw it in the AV transaction. So from an overhead perspective, we're going to run dual cost for  a little while. That takes some time because you just can't cut it all off on day 1. There are minor costs such as cost of being a publicly traded company that go away relatively quickly, but we have to stair-step our way towards the SG&A. And that's why we say, overall, it's  12 to 18. So really when we're looking at 2020, we are going to get some synergies in 2020, but the magnitude of that will not come until 2021.

When we break it out, 75% towards the overhead kind of 25% more on the operational side of the production, that's where I think we have the opportunity going forward. And like you said, that one takes a little bit of time. There's things that we're going to be able to put in place today, but you really start to get the benefit once you start those homes, which is a little bit down the road and it doesn't obviously come through the P&L until you start delivering on those. So that one does take some time, and that's actually what gets us  kind of to the -- on the 12 to 18 months, more in the 18-month time frame.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. I mean if you think about it, Michael, when we close this ideally sometime in the latter part of the first quarter, they'll be -- they'll have everything in the ground probably through third quarter deliveries. So your ability to pull that through the first year is somewhat modest, but it will stair-step, and we'll be able to point to the savings and certainly point to the success for 2021.

Michael Jason Rehaut JP Morgan Chase & Co, Research Division - Senior Analyst
I appreciate that. I guess secondly, more of a balance sheet cash flow question. But as it was alluded to earlier, driving returns higher is   one of the key metrics that allows for -- or one of the key metrics that drives valuations and multiples in the group and return on equity, a key metric, free cash flow generation. And you mentioned your desire to reduce your leverage by 2021. From another perspective, making sure that your land position is right sized so that you're not over -- taking up too much capital or tying up too much capital and inventory is often an important way to allow for that better return on equity to come through.

So as -- obviously, again, you're still in the early stages of assessing the combined company and what you need to do over the next   months -- in the next year or 2. But maybe you could talk to the land position -- the combined land position, and William Lyon, obviously, had some deep positions in some markets that represented 5-, 10-plus years of land supply. As part of the integration process, perhaps you could speak to how you're going to go about thinking about your land position to the extent that there are areas to prune and make that inventory investment as efficient as possible to keep your balance sheet as capital efficient as possible?

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. Good question, Michael. Certainly, I agree that maintaining somewhat of a land-light model is crucial from a returns and multiple standpoint. However, I'd say with this transaction, we're acquiring a meaningful land position at an attractive price point in some of the most land-constrained markets in the United States. We think this translates into an opportunity to deliver the scale synergies that we're talking about. Specifically, I think Lyon has done a really nice job working with partners to control land and not put it all on their balance sheet. I also think that you'll see with this buyer group and the lower price points that we can achieve greater returns with higher absorptions in both the legacy and the new combined business.

As we said on the -- in the prepared remarks, pro forma, we're actually going to improve our controlled position as of 9/30 from 19% in Taylor Morrison today to about 25%. So our controlled lots are going up about half a year and our owned is coming down. Similar to what we did with AV, the first thing we'll do is rationalize the lot positions in every market. We'll look at how much is on the balance sheet, are there opportunities to pull some off, are there opportunities to sell positions, are there opportunities to move through paces quicker. So that exercise will be one that really starts as we -- within our integration management office over these next few weeks. But we understand the opportunity there, and we'll be all over it.

Operator
Our next question comes from Carl Reichardt from BTIG.

Carl Edwin Reichardt BTIG, LLC, Research Division - MD & Homebuilding  Analyst
You actually just answered the question I was going to ask, Sheryl, on rationalization of lot. Can I ask how you -- what you see in Lyon from a construction strategy standpoint? Is your expectation that the overall Taylor Morrison business will move, say, more towards the spec business? Or maybe talk just a little bit about how Lyon approaches construction ahead of sale or vice versa and how that might change?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
It's a really good question, Carl. It's an area we've been spending a lot of time on because there are some -- I think there are things to be learned in every -- I mean, you look at a business for what you can do to improve it, you look for what you can learn. And they have a very high percentage of their business being spec sales. And at that price point, it makes a lot of sense. So we would look to continue. First, we'll rationalize the product and make sure as we go through the product profiles in both Taylor Morrison and Lyon, that we have the best product to market and that we're properly addressing each consumer group. And some of the simplification efforts, they've done really, really well at that entry-level buyer.

I also say that their spec strategy is a little different than ours, one's not good, one's not bad. They're just a little different, and I think we can take advantage of some of their methodologies. I think their development and start process is also a little different. So it's an area that we're very focused on. And what we don't want to do is convert what's a good process to something in the Taylor Morrison portfolio at a different product.

So I think you'll see some integration going both ways. There are things where maybe on the start-up, we might look at one approach on the specs strategy, we might look at something they're doing. So we're going to get the best out of both operations.

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
And as you know, we do like specs. Our focus has always been on controlling the amount that are completed, but we do like the specs, we like the turn and how that enhances returns.

Carl Edwin Reichardt BTIG, LLC, Research Division - MD & Homebuilding  Analyst
Okay. Great. And then just to talk a little bit about the Pacific Northwest, Sheryl, you're saying you've looked at this market for a long time. For a production homebuilder, the Pacific Northwest is, in general, sort of an unusual market compared to Texas, Arizona and other places where land is easier to get and size flattered. How do you sort of look at those markets as -- given the constraints as a place where you can really lever scale, become a large player? Are the economies of scale in markets like Portland and Seattle the same at different levels of production as they would be in a place like Dallas or Denver or Phoenix?

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. It's a great -- another great question, Carl. I admire the transaction that Lyon did many years ago when they acquired the Polygon portfolio. And as any market, it's about understanding the -- having local folks in the market that understand the municipalities are deeply entrenched into the land market. And I think they've done a tremendous job. When you look at the scale that they have in both Seattle and Portland and the breadth of product they've been able to deliver to the market in both of those areas, we're quite excited.

Portland is absolutely known as one of the most difficult places to buy product, but that's why you have to have a deep strategy and people that understand the market and have the relationships. So I think from a scale standpoint, at the numbers that they've been delivering, absolutely. We still have a lot to learn there, but I'm excited about the ability to progress the portfolio. And once again, I think our entry point is really good, given the fact that the market's gone through a slight reset over the last 12 months.

Operator
Our next question comes from Truman Patterson from Wells Fargo.

Truman Andrew Patterson Wells Fargo Securities, LLC, Research Division - Associate Analyst
First, I wanted to touch on William Lyon's absorptions. They're in the right price points entry level, first move up. Their absorptions have fallen, I believe, about 20% so far this year. Could you maybe discuss the opportunities, not just -- you've already discussed the construction synergies and efficiencies you might be able to get out of it, but possibly taking some of the legacy AV product and putting on William Lyon land or communities and hopefully get those absorptions up?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. I think that opportunity is absolutely out there for us. Truman, I really do. We're excited about that. The devil is always in the detail, right? So when you look at their portfolio, when you look at where those paces were coming from last year, they've done a tremendous  job with some very high-volume communities. But unfortunately, when you burn through those maybe a little quicker than you initially hoped, it doesn't mean that you have the ability to bring new stuff on into the portfolio any sooner, getting communities open. So I think that's part of why you've seen the overall drop in their paces year-over-year. The other part that I think Matt's articulated over the last few quarters is just some of the absorptions in the Pacific Northwest as that market kind of moderated.

Truman Andrew Patterson Wells Fargo Securities, LLC, Research Division - Associate Analyst
Okay. And just kind of a big picture question. I think there have been a handful of companies that have looked at William Lyons over the past couple of years at least. What makes Taylor Morrison a good fit for William Lyons and vice versa? Culturally, you've gone over some of the geographical overlap, but if you could just kind of run us through more on the cultural side, why it's a good fit, that would be great.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. I love that question, Truman. I mean I look at the 2 companies, and once again and within the industry, you get to know your competitors very well. And you can see a lot from the outside. And then we've had the opportunity to look even deeper once we've been allowed in. But when I look at the 2 companies kind of share kind of a storied history of developing high-quality products for customers at good price points. And once again, working through the due diligence, I think we have a greater appreciation for the skill and knowledge of their operators and their management team.

And there are certain things that I truly respect that when you can see the way they treat their customers, you can see the culture they have. It's all about the people and their leadership in the markets have really allowed them to have a best to market approach. I'm also very excited about bringing Bill Lyon onto our Board. So I think -- when I think about the overall fit, certainly, all the strategic things we've talked about, and that's generally the easy part to underwrite what we've really had the opportunity to do and looking at each of their communities, understanding their levels of service, getting to look a little bit into their cultural kind of attributes, it's allowed us to underwrite the people even without meeting all of them because of the way they go to market. And that's the piece that most -- that send most acquisitions the wrong direction. And I feel very good about the overlap of bringing these two cultures together.

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

Truman Andrew Patterson Wells Fargo Securities, LLC, Research Division - Associate Analyst
Okay. And hopefully, just one more for clarity, on your net debt to total capital being 50%, I know you guys are attempting to pay that down over the next couple of years. But is there any chance that you can refi any of William Lyon's legacy debt kind of near term and get some near-term interest savings?

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Yes. It's a great question, and it's something that -- we're looking at all the options for us right now. Obviously, we have a little bit of time until we can actually act on that. But obviously, where rates are currently, it's probably more attractive to potentially go down some of those paths. But like I said, over the next couple of months, we'll just see how the market unfolds. And we'll seek to go through or seek to tackle the best path around working down that debt over time.

Operator
Our next question comes from Soham Bhonsle from SIG.

Soham Jairaj Bhonsle Susquehanna Financial Group, LLLP, Research Division - Associate
So it sounds like the deal is really being driven by -- I wanted to get deeper on the first-time buyer, which helped sales pace and scale, but you're also going into a segment that has greater competition today. So how are you thinking about maybe positioning the company to be differentiated against all the other builders that are going for the same buyer group without necessarily competing on price or incentives going forward?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. Fair question. I think like I said in my prepared remarks, it's not just about the entry level, but it's about addressing the entry level in the right submarkets. And with the relationship that William Lyon has had and the quality of their land bank, I think the differentiator is one where you start from a core location standpoint, and they have very successfully been able to appeal to the entry level at the right price point in the right locations as compared to just continuing to go further out to the fringe markets.

I think the second place where we will continue to differentiate ourselves with all consumer groups, not just the entry level, is the customer experience and how we put that at the forefront of everything we do. So the competition is there at all price points, but it's about the right product on the right land in the right locations at the right price point, delivering the right experience, and I feel very good about our ability to compete.

Soham Jairaj Bhonsle Susquehanna Financial Group, LLLP, Research Division -   Associate
Okay. And then just looking at gross margins going forward, their margins sort of lag your core 18% range. So I mean, what steps are you thinking that can be taken to improve those and bring them up to company averages? Or should we expect more leverage to come from the SG&A side rather than margins going forward.

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Soham, it's kind of what I was talking about earlier. We're going to be focused on getting better cost, that's going to come through rebates as well as getting scale from our trades. So we do expect that to come over time. Some of that, if you're looking at a GAAP basis, is just a bit of the pressure from capitalized interest. So just given the debt level that William Lyon has had historically, it's just a little bit higher as a percent relative to where we are, again, putting that scale together and looking at improving the strength of our balance sheet will help to bring that down in time as well.

Operator
Our next question comes from Matthew Bouley from Barclays.

Matthew Adrien Bouley Barclays Bank PLC, Research Division - VP
I'll extend my congratulations as well.

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Thank you.

Matthew Adrien Bouley Barclays Bank PLC, Research Division - VP
So I guess, at a high level, Sheryl, I think Taylor Morrison's really made kind of customer connectivity and deep consumer research, a real hallmark. Can you discuss a bit maybe how your consumer research led you to find William Lyon's product offering and footprint attractive? And then really, what are some of the areas where you guys think you can sort of augment how they've gone about their own consumer research?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. No, I appreciate the question. And it's not real different than what I've already discussed. But when I look at their track record with addressing the first-time buyer and the quality of their locations, I think they've done a really nice job addressing this consumer group. It's no surprise that the millennial buyer is an emerging market that's going to be here for quite some time. So as you've seen within the Taylor Morrison portfolio, over the last few years and I think shown in the presentation, we've continued to grow our position in the entry-level first-time move up. So this is actually quite in the sweet spot when I look at the synergies you get with the market overlaps and then I look at their product focus.

And we focused on the entry level, but I'm actually equally excited about their active adult positions and the fact that we have not been deep in the 55-plus market in the West side of the United States. Most of our focus has been or the overlying share of our focus has been in the Eastern U.S. So now we're going to have that complement across the portfolio. So when I look at the synergies around the  branding, around the product profiles where I really do believe 1 plus 1 is hopefully a little more than 2, I'm pretty excited.

Matthew Adrien Bouley Barclays Bank PLC, Research Division - VP
Got it. And that's actually a great lead into what I wanted to ask about next. And so obviously, you're sort of moving to more of that balanced customer segment mix between the entry level, the first move-up and adding some active adult there. So I guess, sort of through cycle, can you -- do you think that this is kind of the current mix that you would consider ideal? Or do you still plan to sort of invest more heavily or lightly in any one particular customer segment category going forward?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Yes. No, thank you. This is squarely in the strategy that we've been articulating for quite some time. It's hard for me to pinpoint the actual percentages, if they'll move a few points. But when I look at 75% of our overall business being first time and move up and then I look at   the high complement of active adult, I think that's about right. Will active adult continue to move a couple percentage points, I think what you're continuing to see is that barbell effect, and then you'll also have a little bit of the second time move up, maybe some urban, maybe some coastal in the mix, but that will continue to be a minority of the overall business. And I think you'll see the concentration to continue as we have it today.

Operator
Our next question comes from Jay McCanless from Wedbush.

Jay McCanless Wedbush Securities Inc., Research Division - SVP of Equity Research
Congratulations, everyone.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Thanks, Jay.

Jay McCanless Wedbush Securities Inc., Research Division - SVP of Equity Research
First question I had, how -- and I know you guys are still in the early stages with the single-family build for rent. Is there going to be down the road potentially some integration with the Lyon land into what you were looking to do? I think Christopher Todd is the name of the company you're working with it. How is that going to fit in with this acquisition of Lyon?

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

I think there's going to be tremendous opportunities. I think one, it looks -- it has -- it expands our portfolio as we look at the rollout of the build to rent, so it brings new markets to the forefront for us, so I think it starts there. I'm also very excited on their urban core business. And I think over time, we'll look at what opportunities in bringing those two together. But as you know, we just hired a new lead, Darin Rowe for our build-to-rent business. And over the next few months through the kind of today to close, we'll really be vetting out the strategy and how those two businesses work together.

Jay McCanless Wedbush Securities Inc., Research Division - SVP of Equity Research
Great. The second question I had, in terms of the orders and I don't know if you guys were going to comment on this or not. But the orders that Lyon posted this morning were certainly a little bit weaker than what we're looking for. It's been no secret that William Lyon was up for sale. Could we attribute some of the weakness to maybe sales for attrition or some things like that ahead of the deal?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
It's hard for me to comment on what's going on in their business. But I think at a more spatial level, I'd agree with you, Jay. When you're going through something like this, people do lose a little focus. But as I said earlier, we expected through our diligence process, we really  do have confidence in kind of the position and the risks and the opportunities in their business plan, but we're quite excited about the communities that are coming forward. But once again, I think part of it is just the speed in which they sold earlier. I think part of it is bringing new communities to market. And certainly, there could be some overarching effect of when you go through a transaction like  this, it does people -- it does take folks off the center for a bit.

Operator
Our last question comes from Alex Barrón from Housing Research.

Alex Barrón Housing Research Center, LLC - Founder and Senior Research  Analyst
Congratulations. I know that William Lyon team very well and I think you acquired a great asset.

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Thank you.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Thank you. And you too.

Alex Barrón Housing Research Center, LLC - Founder and Senior Research  Analyst
I wanted to ask about the -- you mentioned Bill Lyon is coming on the Board, but I thought I heard you say the Board is growing by two positions, who else is coming on  Board?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
That is correct. And so we've already got a commitment from Bill Lyon, but we will -- very similar to what we've talked about on the homebuilding side, we haven't had the opportunity to bring the two boards together and have those meet and greets, so that's next step, Alex. We'll be making that announcement in due  time.

Alex Barrón Housing Research Center, LLC - Founder and Senior Research Analyst
Okay. Great. And then in terms of modeling purposes, would I be correct to assume the central region is going to expand to include the Colorado and Texas that William Lyon is bringing and the rest would go into the west region.

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
I'd say for now, that's probably okay to do, but we're still in the early throes of all this. And like we said, in probably another 90 days, we can give you an update as to where we are.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
What the overall structure looks like, any potential changes to segments, all that's under review right now.

NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
But anything we do -- if we were to make a change, Alex, like we've done in the past, we'll update that information on a historical basis, so you'll have an apples-to-apples comparison.

Alex Barrón Housing Research Center, LLC - Founder and Senior Research Analyst
Okay. And in terms of timing, why would the deal potentially take as long as second quarter to close?

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
We don't think it will. We're just giving ourselves some cushion. Obviously, as you know, Alex, there's things way out of our control here.  So we'll be ready to get into the SEC in quickly. The team is already working on it. But when I look at the timing in the AV transaction, I  think that was about 3 months and a week. And when I look at this, you do have a little disruption with the holidays. And so I don't know what that does to slow down the SEC. If it doesn't, believe me, we're going to push to close this as quick as we can. We also have to get to shareholder votes. We're just giving ourselves a little opportunity in case the SEC slows down.

Alex Barrón Housing Research Center, LLC - Founder and Senior Research  Analyst
Okay. And what was the goodwill amount again, Dave?

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Right now, we're projecting around $300 million or 12%. But obviously, we'll refine that as we work through kind of the purchase accounting and the fair value assessment as we get closer to the closing time frame.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
And closing price, yes.

Alex Barrón Housing Research Center, LLC - Founder and Senior Research  Analyst
Okay. Congrats again.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Thank you.

C. David Cone Taylor Morrison Home Corporation - Executive VP & CFO
Thank you.

Operator
This concludes our Q&A session. At this time, I'd like to turn the call over to Sheryl Palmer, Chairman and CEO, for closing remarks.

Sheryl D. Palmer Taylor Morrison Home Corporation - Chairman & CEO
Well, thank all of you for joining us today. It's a very big day in the life of Taylor Morrison and William Lyon, and we're very excited to share it with all of you. So thanks for so quickly jumping on the phone. Have a great   day.

Operator
Ladies and gentlemen, this concludes today's conference call. Thank you for participating. You may now disconnect. Good day.

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NOVEMBER 06, 2019 / 1:30PM GMT, Taylor Morrison Home Corp Announces Agreement to Acquire William Lyon Homes Conference Call

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Forward-Looking Statements
Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), or William Lyon Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Additional Information and Where to Find it
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622-8223.
Participants in the Merger Solicitation
Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.